SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3 )

MEDIA SCIENCES INTERNATIONAL, INC.
(Name of the Issuer)

MEDIA SCIENCES INTERNATIONAL, INC.
(Names of Persons Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

58446X 10 7
(CUSIP Number of Class of Securities)

Denise Hawkins
President
203 Ridge Road, Goshen, New York 10924
201-677-9311
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:
Dan Brecher, Esq.
Scarinci & Hollenbeck, LLC
99 Park Avenue, 16th Floor
New York, NY 10016
(212) 286-0747 / (212) 808-4155 (fax)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-1,000) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
$2,675.40	$30.66

*
Previously filed.  For purposes of calculating the filing fee only, this amount assumes the acquisition of 18,451 shares of common stock for $0.145 per share in cash in lieu of fractional shares issuable in a reverse stock split.  No securities are being acquired for non-cash consideration.  The amount of the filing fee was determined pursuant to Rule 0-11(b)(1) as the product of $2,675.40 and $0.011460.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is filed by Media Sciences International, Inc., a Delaware corporation, with the Securities and Exchange Commission (the “Commission”) in connection with a going private transaction, in which the Company will effect a 1-for-125 reverse stock split  (the “Reverse Stock Split”) of its common stock, par value $0.001 per share (“Common Stock”) which will be immediately followed by a 125-for-1 forward stock split (the “Forward Stock Split”, and together with the Reverse Stock Split the “Reverse/Forward Stock Split”).  Those holders who, as a result of the Reverse Stock Split, would hold less than one share of Common Stock will, in lieu thereof, receive cash payments equal to $0.145 for pre-Reverse Stock Split share owned immediately prior to the effective date of the stock split, and those holders will no longer be stockholders of the Company.  Based on information currently available to the Company, the Reverse/Forward Stock Split will reduce the number of record holders of the Company’s Common Stock to fewer than 300.  The Company intends, shortly following the end of the current fiscal year or such other time as determined by its board of directors, to file a Form 15 with the Commission to terminate the registration of the Company’s Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon the filing of the Form 15, in the absence of action by the Commission and/or subject to applicable rules and regulations, the Company will no longer be required to file periodic reports with the Commission, including annual reports on Form 10-K and quarterly reports on Form 10-Q, and will no longer be subject to the Commission’s proxy rules.  In addition, the Company’s Common Stock will no longer be quoted on the OTCQB market tier of OTC Markets Group or similar quotation service.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a Proxy Statement (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act.  A copy of the Proxy Statement is included as Exhibit (a) to this Schedule 13E-3. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.  The cross-references below show the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the caption “Summary Term Sheet - Stock Split”.

Item 2. Subject Company Information.

(a)           Name and Address. The information set forth in the Proxy Statement under the caption “Summary Term Sheet – About the Company” is incorporated herein by reference.

(b)           Securities. The information set forth in the Proxy Statement under the caption “Special Factors - Effects of Stock Split” is incorporated herein by reference.

(c)           Trading Market and Price. The information set forth in the Proxy Statement under the caption “Price Range Of Common Stock And Dividends” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Proxy Statement under the caption “Price Range Of Common Stock And Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings. Not applicable.

(f)           Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address. .The information set forth in the Proxy Statement under the captions “Summary Term Sheet – About the Company”, “Proposal No. 1 - Business Experience of Nominees” and “Our Executive Officers and Directors” is incorporated herein by reference.

(b)           Business and Background of Entities. Not applicable.

(c)           Business and Background of Natural Persons. The information set forth in the Proxy Statement under the captions “Proposal No. 1 - Business Experience of Nominees” and “Our Executive Officers and Directors” is incorporated herein by reference.

Item 4. Terms of the Reverse/Forward Stock Split.

(a)           Material Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet - Stock Split”, “Special Factors - Background, Purposes and Reasons”, “Special Factors - Effects of Stock Split”, “Special Factors - Federal Income Tax Consequences”, “Special Factors - Vote Required”, “Proposal No. 4 - General”, and “Proposal No. 4 - Accounting Matters” is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Proxy Statement under the captions “Proposal No. 4 - General”, “Special Factors - Effects of Stock Split”, and “Special Factors - Federal Income Tax Consequences” is incorporated herein by reference.

(d)           Appraisal Rights. The information set forth in the Proxy Statement under the caption “Summary Term Sheet - Voting Matters” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Stockholders. None.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Reverse/Forward Stock Splits, Negotiations and Agreements.

(a)           Transactions.  The information set forth in the Proxy Statement under the captions “Special Factors - Background, Purposes and Reasons”, “Corporate Governance and Board of Directors Matters - Director Compensation”, “Executive Compensation”, and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)           Significant Corporate Events. None.

(c)           Negotiations or Contacts. None.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “Summary Term Sheet - Stock Split - Voting Matters” is incorporated herein by reference.

Item 6. Purpose of the Reverse/Forward Stock Split and Plans or Proposals.

(b)           Use of Securities Acquired. The information set forth in the Proxy Statement under the caption “Proposal No. 4 - General” is incorporated herein by reference.

(c)           Plans.

(1)           None.

(2)           None.

(3)           None.

(4)           None.

(5)           The information set forth in the Proxy Statement under the captions “Special Factors - Background, Purposes and Reasons” and “Proposal No. – Business After Stock Split” is incorporated herein by reference.

(6)           None.

(7)           The information set forth in the Proxy Statement under the captions “Special Factors - Background, Purposes and Reasons” and “Proposal No. – Business After Stock Split” is incorporated herein by reference.

(8)           The information set forth in the Proxy Statement under the captions “Special Factors - Background, Purposes and Reasons” and “Proposal No. – Business After Stock Split” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Proxy Statement under the caption “Special Factors - Background, Purposes and Reasons” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Proxy Statement under the caption “Special Factors - Alternatives Considered” is incorporated herein by reference.

(c)           Reasons. The information set forth in the Proxy Statement under the caption “Special Factors - Background, Purposes and Reasons” is incorporated herein by reference.

(d)           Effects. The information set forth in the Proxy Statement under the captions “Special Factors - Effects of tock Split”, “Special Factors – Financial Effects”, “Special Factors – Federal Income Tax Consequences”, and “Proposal No. – Business After Stock Split” is incorporated herein by reference.

Item 8. Fairness of the Reverse/Forward Stock Split.

(a)           Fairness. The information set forth in the Proxy Statement under the captions “Special Factors - Fairness of the Stock Split” and “Special Factors - Factors Considered to Determine Fairness” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Special Factors - Fairness of the Stock Split” and “Special Factors - Factors Considered to Determine Fairness” is incorporated herein by reference.

(c)           Approval of Security Holder. The information set forth in the Proxy Statement under the caption “Special Factors – Vote Required” is incorporated herein by reference.

(d)           Unaffiliated Representative. The information set forth in the Proxy Statement under the captions “Special Factors – Fairness of the Stock Split” and “Special Factors - Reports” is incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the Proxy Statement under the captions “Special Factors - Background, Purposes and Reasons”, “Special Factors - Fairness of the Stock Split”, and “Proposal No. 4 - General".

(f)           Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the caption “Special Factors – Reports”  is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)           Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Financial Matters” is incorporated herein by reference.

(b)           Conditions. None.

(c)           Expenses. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Financial Matters” is incorporated herein by reference.

(d)           Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a)           Security Ownership. The information set forth in the Proxy Statement under the captions “Stock Ownership” is incorporated herein by reference.

(b)           Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Summary Term Sheet - Voting Matters” is incorporated herein by reference.

(e)           Recommendations of Others. None.

Item 13. Financial Statements.

(a)           Financial Information. The information set forth in the Proxy Statement under the caption “Additional Information - Financial Statements” is incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitation or Recommendations. The information set forth in the Proxy Statement under the caption “Additional Information – Expenses of Proxy Solicitation” is incorporated herein by reference.

(b)           Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

(b)           Other Material Information. The information set forth in the Proxy Statement, including all appendices thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)	The Company’s Proxy Statement on Schedule 14A filed with the Commission concurrently with this form is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MEDIA SCIENCES INTERNATIONAL, INC.

Date: April 6 , 2012	By:	/s/ Denise Hawkins
Denise Hawkins
President